UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC FILE NUMBER 001-37420
CUSIP NUMBER 81752R100

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q   ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: June 30, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transitional Period Ended: Not applicable
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I - REGISTRANT INFORMATION Seritage Growth Properties

Full Name of Registrant Not applicable

Former Name if Applicable 500 Fifth Avenue, Suite 1530

Address of Principal Executive Office (Street and Number) New York, New York 10110
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Seritage Growth Properties (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the three months ended June 30, 2023 (the “Q2 Form 10-Q”) by the prescribed due date. The Company experienced an unexpected delay in finalizing the financial statements in the Q2 Form 10-Q relating to the assessment of one impairment with respect to one real estate asset. Specifically, the Company expects to recognize a material non-cash impairment charge with respect to such real estate asset. The Company is continuing to evaluate its portfolio, including its development plans and holding periods, which may result in additional impairments in future periods. The Company is working to complete the impairment analysis.
The Company intends to file the Q2 Form 10-Q as soon as practicable.
Forward-Looking Statements
This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to the timing of the filing of the Q2 Form 10-Q. Such forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those in the forward-looking statements: the risk that the impairment discussed herein is more than currently expected by the Company, the risk that the Q2 Form 10-Q is not filed within the extension period identified herein, the risk of deficiencies or weaknesses in internal controls and other risks identified in the Company’s most recent filing on Form 10-K and other SEC filings, all of which are available on the Company’s website. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
Matthew Fernand	212	355-7800
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).	☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected

by the earnings statements to be included in the subject report or portion thereof?	☐ Yes	☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Seritage Growth Properties

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2023	By:	/s/ Matthew Fernand
Matthew Fernand
Chief Legal Officer and Corporate Secretary